FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR AWARDED CONTRACTS BY PEMEX

TO CONSTRUCT TWO NEW LIGHTWEIGHT OFFSHORE PLATFORMS

Mexico City, October 2, 2007 – ICA Fluor, the industrial engineering company jointly owned by Fluor Corporation (NYSE: FLR) and Empresas ICA (NYSE: ICA), announced today the signing of two contracts for the design, procurement and construction of two lightweight offshore platforms, Yaxche-B and KAB-A, in the Gulf of Mexico. The total combined value of the two contracts is approximately $20 million (USD). The new award will be booked in the company’s third quarter 2007.

The unit price contracts were awarded by PEMEX Exploration and Production to ICA Fluor’s subsidiary Industrias del Hierro (IH) which is dedicated to the fabrication of modules and offshore platforms. The scope of work for these contracts will include engineering, procurement, construction, load out, and sea bed-fastening of the offshore platforms. The two lightweight platforms weigh approximately 1,600 metric tons. Yaxche-B is expected to be completed by April 2008, and KAB-A by May 2008.

“Industrias del Hierro has successfully designed and constructed 11 platforms for PEMEX since 2003. We are pleased that we can continue to contribute to PEMEX’s development of the offshore fields in the Bay of Campeche,” said Juan Carlos Santos, ICA Fluor’s Director General.

PEMEX Exploration and Production is a subsidiary of PEMEX, Mexico’s state-owned integrated oil and gas company.

ICA Fluor is the leading industrial engineering company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, electricity, mining and telecommunication industries.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx

Fluor Corporation (NYSE: FLR) provides services on a global basis in the fields of engineering, procurement, construction, operations, maintenance and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 500 company with revenues of $14.1 billion in 2006. For more information visit www.fluor.com.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2 , 2007

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer